CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
2006 DEC -7 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019056

28 November 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

SUPPL

**Re: Catlin Group Limited, Rule 12g3-2(b) Exemption File No. 82-34808**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

**INDEX**

| Announcement | Date |
|---|---|
| REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin) | 27/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 27/11/2006 |
| REG-Cazenove EPT Disclosure | 27/11/2006 |
| REG-Newton Inv Mgmt Ld Rule 8.3- (Catlin Group) | 27/11/2006 |
| REG-UBS Global Asset Man Rule 8.3- Catlin Group | 27/11/2006 |
| REG-Catlin Group Limited Offer Document | 27/11/2006 |
| REG-Catlin Group Limited Document viewing | 24/11/2006 |
| REG-Catlin Group Limited Publication of Document | 24/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 24/11/2006 |
| REG-Cazenove EPT Disclosure | 24/11/2006 |
| REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd | 23/11/2006 |
| REG-Office of Fair Trade Prior Notice of Merger | 23/11/2006 |
| REG-Newton Inv Mgmt Ld Rule 8.3-Catlin Group | 23/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 23/11/2006 |

Dw 12/13

CATLIN

| | |
|---|---|
| REG-Cazenove EPT Disclosure | 23/11/2006 |
| REG-Citigroup GM UK Eqty EPT Disclosure | 23/11/2006 |
| REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC | 22/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 22/11/2006 |
| REG-Cazenove EPT Disclosure | 22/11/2006 |
| REG-UBS AG (EPT) EPT Disclosure | 21/11/2006 |
| REG-BlackRock Group Rule 8.3- Catlin Group Ltd | 21/11/2006 |
| REG-Cazenove EPT Disclosure | 21/11/2006 |

Yours faithfully,

Pramila Bharj

Enc.

RECEIVED

2006 DEC -7 P 2:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print

**REG-Cazenove EPT Disclosure**
**Released: 27/11/2006**

RNS Number:7474M
Cazenove
27 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 24th November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 274,698 | Â£5.11p | Â£5.09p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 264,723 | Â£5.1125p | Â£5.085p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 27th November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKOKKBBDDNDB

**REG-UBS AG (EPT) EPT Disclosure**
Released: 27/11/2006

RNS Number:7541M
UBS AG (EPT)
27 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 24 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 692 | 5.0925 GBP | 5.0925 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 149,599 | 5.1100 GBP | 5.0800 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | SHORT | 20,000 | 5.082365 GBP |

| | | | |
|---|---|---|---|
| CFD | SHORT | 121,475 | 5.0944 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..........................................................................

..........................................................................

| | |
|---|---|
| Date of disclosure | 27 NOVEMBER 2006 |
| Contact name | NIMISHA SACHDEV |
| Telephone number | 020 7568 9289 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBXSDGGLR

**REG-Goldman Sach Ast Mnt Rule 8.3- (Catlin)**
Released: 27/11/2006

RNS Number:7571M
Goldman Sachs Asset Management Intl
27 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Goldman Sachs Asset Management Internationa |
| Company dealt in | CATLIN GROUP LIMITED |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 24 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | |
|---|---|---|
| | Number (%) | Number (% |
| (1) Relevant securities | 7547889 (4.61%) | 0 (0%) |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 7547889 (4.61%) | 0 (0%) |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | |
|---|---|---|
| | Number (%) | Number (% |

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Isin | Product Type | Purchase/sale | Number of securities | Price pe |
|---|---|---|---|---|
| BMG196F11004 | ORD / CMN | Purchase | 3116 | 5.10! |
| BMG196F11004 | ORD / CMN | Purchase | 1282 | 5.10! |
| BMG196F11004 | ORD / CMN | Purchase | 66623 | 5.10! |
| BMG196F11004 | ORD / CMN | Purchase | 1718 | 5.10! |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Exp: date |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri( |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per un: |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati\
referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

| | |
|---|---|
| Date of disclosure | 27 November 2006 |
| Contact name | Peter Highton |
| Telephone number | +44-207-774-1935 |

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETPUGCUGUPQGWM

RECEIVED
2006 DEC -7 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Print

**REG-Cazenove EPT Disclosure**
Released: 21/11/2006

RNS Number:4269M
Cazenove
21 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 20th November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 601,097 | Â£5.1625p | Â£5.15p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 601,097 | Â£5. 1725p | Â£5.15p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 21st November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKDKBDBDDADB

**REG-BlackRock Group Rule 8.3- Catlin Group Ltd**
Released: 21/11/2006

RNS Number:4381M
BlackRock Group
21 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Catlin Group |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | USD 0.01 Ordinary shares |
| Date of dealing | 20th November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

| | Long | |
|---|---|---|
| | Number | (%) |
| (1) Relevant securities | 8,071,212 | 4.93% |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | 8,071,212 | 4.93% |

(b) Interests and short positions in relevant securities of the company, other than the c

| Class of relevant security: | Long | | Sh |
|---|---|---|---|
| | Number | (%) | Nu |
| (1) Relevant securities | | | |
| (2) Derivatives (other than options) | | | |
| (3) Options and agreements to purchase/sell | | | |
| Total | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note |
|---|---|---|
| Purchase | 2,111 | GBP 5.15 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price pe |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price pe |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (: 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

None.............................................................

.............................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 21st November 2006 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETUAAURNWRAUAA

**Catlin Group**

RECEIVED

DEC -7 P 2:2

Print

**REG-UBS AG (EPT) EPT Disclosure**
**Released: 21/11/2006**

RNS Number:4403M
UBS AG (EPT)
21 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 20 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| - | - | - |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 120,025 | 5.1700 GBP | 5.1449 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | SHORT | 85,000 | 5.1449 GBP |

| | | | |
|---|---|---|---|
| CFD | SHORT | 35,000 | 5.1512 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 21 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBGSDGGLB

**REG-Cazenove EPT Disclosure**
Released: 22/11/2006

RNS Number:5021M
Cazenove
22 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 21st November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 40,000 | Â£5.13p | Â£5.13p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 40,000 | Â£5.13p | Â£5.13p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 22nd November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKBKKDBDDODB

**REG-UBS AG (EPT) EPT Disclosure**
Released: 22/11/2006

RNS Number:5151M
UBS AG (EPT)
22 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 21 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| - | - | - |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 15,950 | 5.1425 GBP | 5.1400 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | SHORT | 15,950 | 5.140124 |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 22 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBCGDGGLD

Catlin Group



**REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC**
Released: 22/11/2006

RNS Number:5327M
Fidelity International Ltd
22 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES. |
| Company dealt in | CATLIN GROUP LTD |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARES |
| Date of dealing | 22 NOVEMBER 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 16,788,646 | (10.25%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,788,646 | (10.25%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 3,300 | 5.1300 GBP/SHARE |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 22 NOVEMBER 2006 |
| Contact name | SUBHA RAVINDRAN |
| Telephone number | 01737 836713 |
| If a connected EFM, name of offeree /offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETAKBKQQBDDCDB

**Catlin Group**



**REG-Citigroup GM UK Eqty EPT Disclosure**
**Released: 23/11/2006**

RNS Number:5772M
Citigroup Global Markets UK EqtyLtd
23 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Citigroup Global Markets UK Equity Limited |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ord/Equity |
| Date of dealing | 22 November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price |
|---|---|---|
| 5,000 | GBP 5.1000 | GBP 5.1000 |

| Total number of securities sold | Highest price received (Note 3) | Lowest price |
|---|---|---|
| | GBP | GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Pric |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | E |
|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise pri |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

| | |
|---|---|
| Date of disclosure | 23 November 2006 |
| Contact name | Neil Kober |
| Telephone number | 020 7508 9050 |
| Name of offeree/offeror with which connected | Wellington Underwriting |

| | |
|---|---|
| Nature of connection (Note 6) | Corporate Broker |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMIIFEALELVFIR

**REG-Cazenove EPT Disclosure**
Released: 23/11/2006

RNS Number:5909M
Cazenove
23 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 22nd November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 151,520 | Â£5.15p | Â£5.1075p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 151,520 | Â£5.14p | Â£5.11p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.........................................................................

.........................................................................

| | |
|---|---|
| Date of disclosure | 23rd November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKNKQDBDDQDB

**REG-UBS AG (EPT) EPT Disclosure**
**Released: 23/11/2006**

RNS Number:5944M
UBS AG (EPT)
23 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 22 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 17,138 | 5.149102 GBP | 5.1000 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 32,360 | 5.1600 GBP | 5.1000 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | LONG | 905,000 | 5.0573 GBP |

| | | | |
|---|---|---|---|
| CFD | LONG | 200,000 | 5.062583 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 23 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBUGDGGLX

**REG-Newton Inv Mgmt Ld Rule 8.3-Catlin Group**
Released: 23/11/2006

RNS Number:5940M
Newton Investment Management Ltd
23 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary USD0.01 |
| Date of dealing | 22 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,247,379 | 1.37 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,247,379 | 1.37 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 500,000 | 5.13 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 23 November 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END
RETEAAFDAEFKFFE

Print

**REG-Office of Fair Trade Prior Notice of Merger**
Released: 23/11/2006

RNS Number:6008M
Office of Fair Trading
23 November 2006

Enterprise Act 2002 - Prior Notice of Mergers

The Office of Fair Trading received on 3 November 2006 a Merger Notice under Section 96 of the Enterprise Act 2002 (the Act) in respect of the proposed arrangements for:

Anticipated acquisition by Catlin Group Ltd of Wellington Underwriting plc

The OFT now gives notice that in accordance with Section 97(2) of the Act the period for consideration of this Notice has been extended by a further period of 10 working days. The period for considering this Notice will therefore expire on 15 December 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

PNMAKNKQBBDDADB

**REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd**
Released: 23/11/2006

RNS Number:6118M
Fidelity International Ltd
23 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES. |
| Company dealt in | CATLIN GROUP LTD |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARES |
| Date of dealing | 22 NOVEMBER 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 16,764,700 | (10.23%) | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 16,764,700 | (10.23%) | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 23,946 | 5.1300 GBP/SHARE |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 23 NOVEMBER 2006 |
| Contact name | TERESA GARRY |
| Telephone number | 01737 837092 |
| If a connected EFM, name of offeree /offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETAKNKNQBDDCDB

Print

**REG-Cazenove EPT Disclosure**
Released: 24/11/2006

RNS Number:6623M
Cazenove
24 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | Cazenove |
| Company dealt in | Catlin Group Limited |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | Ordinary US$ 0.01c |
| Date of dealing | 23rd November 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 163,323 | Â£5.115p | Â£5.09p |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 173,298 | Â£5.115p | Â£5.09p |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................

.............................................................................

| | |
|---|---|
| Date of disclosure | 24th November 2006 |
| Contact name | Jeffrey Dalton-Brown |
| Telephone number | 0207 155 5017 |
| Name of offeree/offeror with which connected | Catlin Group Limited |
| Nature of connection (Note 6) | Cazenove are broker to Catlin Group Limited |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMAKQKDDBDDNDB

**REG-UBS AG (EPT) EPT Disclosure**
Released: 24/11/2006

RNS Number:6718M
UBS AG (EPT)
24 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of exempt principal trader | UBS AG London Branch |
| Company dealt in | CATLIN GROUP Ltd |
| Class of relevant security to which the dealings being disclosed relate (Note 1) | COMS SHS $0.01 |
| Date of dealing | 23 NOVEMBER 2006 |

2. DEALINGS (Note 2)

(a) Purchases and sales

| Total number of securities purchased | Highest price paid (Note 3) | Lowest price paid (Note 3) |
|---|---|---|
| 391 | 5.1100 GBP | 5.1000 GBP |

| Total number of securities sold | Highest price received (Note 3) | Lowest price received (Note 3) |
|---|---|---|
| 82,756 | 5.1309 GBP | 5.0900 GBP |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 4) | Number of securities (Note 5) | Price per unit (Note 3) |
|---|---|---|---|
| CFD | SHORT | 72,175 | 5.1309 GBP |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g call option | Writing, selling, purchasing, varying etc | Number of securities to which the option relates (Note 5) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 3) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 3) |
|---|---|---|

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

..............................................................................

| | |
|---|---|
| Date of disclosure | 24 NOVEMBER 2006 |
| Contact name | JOSEPH EVANS |
| Telephone number | 020 7567 8286 |
| Name of offeree/offeror with which connected | CATLIN GROUP Ltd |
| Nature of connection (Note 6) | CONNECTED ADVISER |

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

EMMBDBDBLGDGGLS

**REG-Catlin Group Limited Publication of Document**
**Released: 24/11/2006**

RNS Number:6961M
Catlin Group Limited
24 November 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC
Publication of documents

Further to the announcement made on 30 October 2006 of the Offer by Catlin for Wellington, Catlin announces that its Offer Document containing the full terms and conditions of the Offer being made by Catlin to acquire the entire issued and to be issued share capital of Wellington, is being posted to Wellington Shareholders, together with the Form Of Acceptance And Election.

Key terms of the Offer

The Offer is made on the following basis:

- For each Wellington Share, 0.17 new Catlin Shares and 35 pence in cash. Based on the Closing Price of Catlin on 22 November 2006, the Offer values each Wellington Share at approximately 122 pence and the existing issued share capital of Wellington at approximately Â£602 million.

- This represents a premium of approximately 1.8 per cent. to the Closing Price of Wellington on 22 November 2006, and approximately 25 per cent. to the Closing Price of Wellington on 23 October 2006, the last Business Day prior to the announcement that Catlin and Wellington were in discussions.

The Offer is final and will not be increased, except that Catlin reserves the right to increase the Offer if any third party announces a firm intention to make an offer for Wellington.

Prospectus and Circular to Catlin Shareholders

The UK Listing Authority has today approved a Prospectus in relation to the issue of up to 88,483,888 New Catlin Shares in connection with the Acquisition, and a Circular to Catlin Shareholders which includes a Notice of General Meeting. A general meeting of Catlin Shareholders is to be held at 4.30pm (local time) on 12 December 2006 in Bermuda for the purpose of considering and if thought fit approving the Acquisition. The Prospectus is being posted to Catlin and Wellington Shareholders and the Circular to Catlin Shareholders.

Timetable

The First Closing Date of the Offer will be 18 December 2006. Wellington Shareholders are strongly encouraged to accept the Offer ahead of this date. Whilst Catlin remains confident of completing the Acquisition before Christmas, the proximity of the 1 January 2007 renewals season means there are strong commercial and operational advantages for the Enlarged Group in combining the businesses, and therefore for Catlin's completing the Acquisition, ahead of this date.

Update on Syndicate Cessation Application

As announced on 30 October 2006, Wellington has made an application to Lloyd's for permission to cease Syndicate 2020 with effect from the end of 2006, with the capital provided by Wellington Corporate Members to that syndicate being made available to support underwriting on Syndicate 2003 for the 2007 year of account. If the Cessation Application is approved, compensation will be paid to

the unaligned members for the cessation of Syndicate 2020.

The terms of the proposed compensation allow the unaligned members of Syndicate 2020 to choose between receiving either (i) 50 pence in cash for each Â£1 of prospective 2007 capacity on Syndicate 2020; or (ii) 40 pence in cash for each Â£1 of prospective 2007 capacity on Syndicate 2020 plus the option to maintain an equivalent amount of capacity on a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for at least the 2007 and 2008 years of account.

Members' agents representing unaligned members of Syndicate 2020 have recommended that all unaligned members of Syndicate 2020 for whom they act vote in favour of and accept the terms of the proposed compensation. Catlin and Wellington anticipate that the Cessation Application will be determined by early December 2006. The Cessation Application and payment of compensation are conditional upon the Offer's becoming or being declared unconditional in all respects, but the Offer is not conditional upon approval of the Cessation Application and will proceed, provided all of the conditions to the Offer are satisfied, regardless of whether or not the Cessation Application is approved.

In connection with the Cessation Application, Catlin has agreed to pay, or reimburse to WUAL, on demand a sum equal to the amount of all the compensation payable to unaligned members of Syndicate 2020 who validly accept the compensation offered by WUAL pursuant to the Cessation Application, and to pay the costs of printing and posting the Cessation Application. In the event that all unaligned members of Syndicate 2020 choose the all-cash option, compensation payable is currently estimated to total approximately Â£127 million.

Acceptance procedures

If you hold your Wellington Shares, or any of them, in certificated form (that is, not in CREST), you may only accept the Offer in respect of such shares by completing and signing the Form Of Acceptance And Election in accordance with the procedures set out in the Offer Document and the Form Of Acceptance And Election. The Form Of Acceptance And Election must be returned as soon as possible and, in any event, so as to be received by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 1.00 pm (London time) on 18 December 2006.

If you hold your Wellington Shares in certificated form, but under different designations, you should complete a separate Form Of Acceptance And Election in respect of each designation. Additional Forms of Acceptance And Election are available from Capita Registrars by telephone on 0870 162 3121 (or +44 20 8639 2157 if calling from outside the UK).

If you hold your Wellington Shares, or any of them, in uncertificated form (that is, in CREST), you may only accept the Offer in respect of such shares electronically through CREST by TTE instruction in accordance with the procedures set out in the Offer Document. The TTE instruction must be settled as soon as possible and, in any event, not later than 1.00 pm (London time) on 18 December 2006. If you hold your Wellington Shares under different member account IDs, you should send a separate TTE instruction for each member account ID.

Copies of the Offer Document, Circular and Prospectus are available for inspection at the offices of Debevoise & Plimpton LLP, Tower 42, 25 Old Broad Street, London EC2N 1HQ during normal business hours up to and including the date of Admission.

Terms defined in the Offer Document, Prospectus and Circular have the same meanings in this announcement.

Enquiries
For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)

Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery

UBS Investment Bank
Joint corporate broker to Catlin
Tel: +44 (0)20 7567 8000
Phil Shelley

Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)

Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers

Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson

Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United

Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.



END
ODPFEFFILSMSEFF

**REG-Catlin Group Limited Document viewing**
Released: 24/11/2006

RNS Number:7195M
Catlin Group Limited
24 November 2006

24 November 2006

Catlin Group Limited

Document Viewing

Copies of the Prospectus and Circular approved by the UKLA today have been submitted to the Document Disclosure Team at the UKLA. They will be available for inspection at the Document Viewing Facility, which is at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END
DOCBIBDBSXDGGLS

**REG-Catlin Group Limited Offer Document**
Released: 27/11/2006

RNS Number:7167M
Catlin Group Limited
27 November 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

25 November 2006

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

Offer Document

Catlin announces that the Offer Document containing its Offer to Wellington Shareholders has today been put on display at the offices of Debevoise & Plimpton LLP, Tower 42, 25 Old Broad Street, London EC2N 1HQ, where it will be available for inspection during normal business hours from the date of this announcement up to and including the date of Admission. The Offer Document has been posted to Wellington Shareholders.

Terms defined in the Offer Document have the same meanings in this announcement.

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have

arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.



END
ODPILFSDLTLSFIR

**REG-UBS Global Asset Man Rule 8.3- Catlin Group**
Released: 27/11/2006

RNS Number:7317M
UBS Global Asset Man
27 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | UBS GLOBAL ASSET MANAGEMENT (UK) LTD |
| Company dealt in | CATLIN GROUP |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | ORDINARY SHARE |
| Date of dealing | 24-NOV-06 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | 4,238,333.00 | 2.5865% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 4,238,333.00 | 2.5865% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | | Short | |
|---|---|---|---|---|
| | Number | (%) | Number | (%) |
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

NOTES: THE VARIATION BETWEEN THE RESULTANT HOLDING STATED ABOVE AND THAT INCLUDED IN OUR LAST RELEVANT PUBLIC RULE 8 DISCLOSURE WHICH IS NOT ACCOUNTED FOR BY THE SALES OF PURCHASES DETAILED ABOVE ARISES OUT OF A TRANSFER INTO OR OUT OF OUR FUND UNDER MANAGEMENT

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| SALE | 39,200.00 | Â£5.1375 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/ received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

.............................................................................

.............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
| --- | --- |
| Date of disclosure | 27 NOV 2006 |
| Contact name | PANNA GOHIL |
| Telephone number | 020 7901 5139 |
| If a connected EFM, name of offeree /offeror with which connected | CATLIN GROUP |
| If a connected EFM, state nature of connection (Note 10) | CONNECTED ADVISOR TO THE ABOVE |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETAKOKBCBDKCDB

**REG-Newton Inv Mgmt Ld Rule 8.3- (Catlin Group)**
Released: 27/11/2006

RNS Number:7452M
Newton Investment Management Ltd
27 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Newton Investment Management Limited & its subsidiaries |
| Company dealt in | Catlin Group PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary USD0.01 |
| Date of dealing | 24 November 2006 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 4,662,625 | 2.85 | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 4,662,625 | 2.85 | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Purchase | 2,415,246 | 5.128 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
| --- | --- | --- | --- |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option moneypaid/ received per unit (Note 5) |
| --- | --- | --- | --- | --- | --- | --- |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
| --- | --- | --- |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
| --- | --- | --- |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..............................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
| --- | --- |
| Date of disclosure | 27 November 2006 |
| Contact name | Barry Smalls |
| Telephone number | 0207 163 2251 |
| If a connected EFM, name of offeree/offeror with which connected | |
| If a connected EFM, state nature of connection (Note 10) | |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

END
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